ITEM 77C – MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

RESULTS OF MEETING OF STOCKHOLDERS

(Unaudited)

Columbia Seligman Premium Technology Growth Fund

The 6th Annual Meeting of Stockholders of Columbia Seligman Premium Technology Growth Fund (the Fund) was held on April 18, 2016. Stockholders voted in favor of each of the two proposals. The description of each proposal and number of shares voted are as follows:

Proposal 1

To elect three directors to the Fund’s Board of Directors to hold office until the 2019 Annual Meeting of Stockholders and until their successors are elected and qualify:

Director	For	Withheld
William P. Carmichael	13,574,565	197,696
Minor M. Shaw	13,579,973	192,288
William F. Truscott	13,583,739	188,522

Proposal 2

To ratify the selection of PricewaterhouseCoopers LLP as the Fund’s independent registered public accounting firm for 2016:

For	Against	Abstain
13,764,830	105,394	97,843